Mail Stop 4561

December 1, 2008

John P. Broderick
Chief Financial Officer
Cicero Inc.
8000 Regency Parkway, Suite 542
Cary, NC 27518

> **Re:**   **Cicero Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-26392**
>
> **Form 10-Q for the Period Ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 000-26392**

Dear Mr. Broderick:

We have reviewed your response letter of November 19, 2008, responding to the comments in our letter of November 13, 2008, and we have the following comment:

Form 10-Q for the Period Ended September 30, 2008

Item 4. Controls and Procedures

(b) Changes in Internal Control over Financial Reporting, page 21

1. We note the disclosure in this filing, as well as in your quarterly reports on Form 10-Q for the periods ended March 31, 2008, and June 30, 2008, respectively, that during the applicable period there were no changes in your internal control over financial reporting that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting. We note also the additional controls and procedures implemented by the company and described briefly in your response letter of November 19, 2008, which controls and procedures we understand were implemented prior to September 30, 2008. Please provide us with your analysis of why these additional controls and procedures were not required to be disclosed as changes in internal control over financial reporting in the applicable Form 10-Q pursuant to Item 308T(b) of Regulation S-K.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (212) 754-0330
       Lawrence M. Bell, Esq.
       Carl Van Demark, Esq.
       Golenbock Eiseman Assor Bell & Peskoe LLP